UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	July 28, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VOLUNTARY ANNOUNCEMENT

MARKETING AGREEMENT WITH AIR FRANCE – KLM

This is a voluntary announcement made by China Eastern Airlines Corporation Limited (the “Company”).

On 27 July 2017, the Company entered into a Marketing Agreement (the “MA”) with AIR FRANCE – KLM (“AFK”). On the basis of good business relationship between the two parties, the comprehensive business partnership has been further strengthened.

On 27 July 2017, an overseas wholly-owned subsidiary of China Eastern Air Holding Company, which is the controlling shareholder of the Company (the “Investor”), entered into a conditional subscription agreement (the “Subscription Agreement”) with AFK, intending to provide for the Investor’s investment in AFK through a reserved capital increase. With the amount of investment being around 375 million euros, the Investor will acquire 10% stake in AFK’s share capital at the completion of the reserved capital increase. On the same day, Delta Air Lines, Inc. (“Delta”), which is the strategic shareholder of the Company, also entered into a conditional subscription agreement with AFK and intending to acquire 10% stake in AFK’s share capital at the completion of the reserved capital increase. The completion of the share subscription by the Investor in AFK is subject to some uncertainty as the implementation of the Subscription Agreement will take place upon satisfaction of a number of condition precedents agreed thereunder.

1.	General information of the counterparty to the MA

Headquartered in Paris, France, AFK is the air transport leader in terms of international traffic on departure from Europe. In 2017, it offered customers a network covering 328 destinations across 118 countries. A fleet of 534 aircraft in operation carried 93.4 million passengers in 2016, principally on departure from the group’s Paris-Charles de Gaulle and Amsterdam-Schiphol hubs.

AFK is also a member of the SkyTeam alliance offering access to a global network of more than 17,000 daily flights to more than 1,060 destinations in 177 countries.

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The Company confirms that having made all reasonable enquiries, AFK and its ultimate beneficial owners are third parties independent of the Company and its connected persons (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited).

2.	Main terms of the MA

(1)	Main contents of the MA

The parties will work together to build the China-Europe main routes market, expand the network and optimize the connecting opportunities through the in China-Europe gateways, shorten the minimum connection time, share and improve airport service resources and facilities, to achieve through check-in, build seamless passenger travel and luggage transfer processes to enhance customers’ experience, to provide more convenient, smoother and more travel options for passengers travelling between China and Europe; subject to all applicable laws and regulations, the parties will share high quality non-air resources and further upgrade the frequent flyer program. The parties will aim at the frontier digital trends of the world aviation industry, collaborate to enhance the integration of information technology and business, seek resource collaboration and explore future opportunities for further cooperation in maintenance services and other business areas.

(2)	The term of the MA

The MA shall be effective from the date of the MA, with an initial term of fifteen (15) years.

3.	The benefits of this cooperation

The establishment of a comprehensive strategic partnership with AFK is a new initiative in line with the encouragement of the Civil Aviation Administration of China for China airlines to speed up the “Fly out” pace and develop into major airlines with extensive network and strong international competitiveness. It is also compatible with the “One Belt, One Road” initiative. Meanwhile, in view of the important influence of AFK in the field of international air transportation and the two parties’ extensive cooperation opportunities in the business area, the Company believes that the strategic cooperation with AFK has the following important implications:

(1)	The strategic share subscription in AFK by the Investor and Delta will form a closer strategic partnership among AFK, Delta and the Company. These three companies are complementary, mutually beneficial and the cooperation will achieve a win-win situation. These three companies will build a global network of airlines and will provide more convenient, efficient and high-quality travel services for passengers around the world. It will also help improve the Company’s competitiveness and influence in the global aviation market;

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(2)	Through the establishment of a more solid comprehensive business cooperation with AFK, it will help to further enhance the Company’s competitiveness in China- Europe routes, and the parties can form a better synergy in the China-Europe market;

(3)	By strengthening the comprehensive business cooperation with AFK, the Company can further extend and expand its route network, and develop markets that have not yet been covered by the Company’s own route network in Africa, Latin America and the Caribbean, and improve the global route network of the Company; and

(4)	AFK has the leading edge in high-end passenger resources and services as well as long-haul route operations in the industry. By strengthening the comprehensive business cooperation with AFK, the Company can enhance its reputation and brand influence in the global market.

Shareholders and potential investors of the Company should note that this announcement is published as a voluntary disclosure to allow the public to understand the latest development of the Company. Certain transactions contemplated under the MA remain subject to the conditions under the Subscription Agreement being satisfied and/or waived and may or may not materialise as described or at all. Shareholders and potential investors of the Company should thus exercise caution when dealing in the shares of the Company.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

28 July 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

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